ALTI Private Equity Access Fund

December 16, 2022

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Sutcliffe:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 8, 2022 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	With reference to the Fund’s response #4, please note that the multi-class exemptive relief will need to have been granted by the SEC Staff prior to the N-2 being declared effective.

The exemptive relief application was filed with the SEC on November 7, 2022. The Fund is waiting for the Staff’s response to the filing.

2.	With reference to the Fund’s response #7, please supplementally clarify the Fund’s expected time period to reach full investment.

The Fund expects to reach full investment within 24 months.

3.	With reference to the Fund’s response #14, please explain the Fund’s compliance with the 80% test.

The Fund expects to be in compliance with the 80% test within 24 months but recognizes that it must be in full compliance in no more than 30 months. The Fund will include committed capital in its calculation of Private Equity Investments.

4.	With reference to the Fund’s response #17, please provide the minimum carried interest charge when it is actually charged.

The Fund has updated the Registration Statement as requested.

5.	Please supplementatlly confirm that the expected share classes are Class A and Class D as noted in the N-2 filing; the SEC Staff notes that the Fund’s response letter referenced Class I shares.

The Fund confirms that the share classes are Class A and Class D. Class I has been removed from the Registration Statement.

6.	Are their mechanisms to redeem or liquidate indirect assignee positions if the assignee is not an accredited investor.

As noted in the Registration Statement, only accredited investors may hold shares of the Fund. Upon indirect assignment, the assignee will need to complete an account application certifying as to its status as an accredited investor in order to complete the transfer. If the assignee is not an accredited investor, then the shares will be involuntarily redeemed by the Fund.

7.	With reference to “(2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded” – please use the same description as is in the Fee table.

The Fund has updated the Registration Statement as requested.

8.	Please remove the “Fee Waiver and Reimbursement” line item from the Fee table.

The Fund has updated the Registration Statement as requested.

9.	In the example in the Fee table, please include a “with” and “without” line item for both Class A and Class D shares with respect to the early repurchase fee.

The Fund has updated the Registration Statement as requested.

10.	On page 36, please clarify and define the “expense reimbursement agreement” and explain its relationship to the Expense Limitation Agreement.

The Fund has updated the Registration Statement as requested.

11.	On page 41, please clarify the following sentence: “The initial payment (the “Initial Payment”) with respect to the Repurchase Instrument will be made in an amount equal to at least 95% of the estimated value of the Repurchase Instrument a certain amount of the estimated value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date.”.

The Fund has updated the Registration Statement as requested.

12.	With reference to the following sentence: “The Initial Payment will be made as of the later of (1) approximately the 65th day after the expiration of the tender offer, or (2) in the sole discretion of the Board of the Fund, within ten Business Days after the Fund has received at least 90% of the aggregate amount so requested to be withdrawn by the Fund” – please note that the SEC Staff’s position on prompt payment does not allow for later than the 65th day after expiration of the tender offer. Please revise accordingly.

The Fund has updated the Registration Statement as requested.

13.	In the SAI on page 18, please update the blank sections prior to submitting an acceleration request.

The Fund has updated the Registration Statement as requested.

14.	In the SAI on page 20, please identify the members of the Investment Committee.

The Fund has updated the Registration Statement as requested.

15.	In the SAI on page 21, please identify the experience for each trustee over the past five years.

The Fund has updated the Registration Statement as requested.

16.	In the SAI on page 25, please update and finalize the disclosure in the next pre-effective amendment.

The Fund has updated the Registration Statement as requested.

17.	In the SAI on page 25, please update compensation tables prior to submitting an acceleration request.

The Fund has updated the Registration Statement as requested.

18.	In the SAI on page 26, please include “other accounts” managed by the Sub-Advisor.

The Fund has updated the Registration Statement as requested.

19.	Please ensure signatures are in compliance with Section 6A of the Securities Act.

The Fund has updated the Registration Statement as requested.

20.	Please clarify which investors may benefit from a reduced investment minimum from the stated $25,000.

As disclosed in the Registration Statement, the minimum initial and additional investments may be reduced by the Fund with respect to certain employees, officers or Trustees of the Fund, the Advisor or their affiliates. The purpose of any such reduction would be to encourage employees and other affiliated individuals to invest in the Fund so their interests align with the Fund’s shareholders if they cannot meet the investment minimum.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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